Exhibit 1

FOR IMMEDIATE RELEASE

Market Cap P$285.4 billion

November 7th, 2018

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated nine month period (‘9M18’) and third quarter results for fiscal year 2018 (‘3Q18’)*

Note: The merger between Telecom and Cablevisión was considered an inverse acquisition under IFRS 3 (Business Combinations), with Cablevisión being the surviving entity for accounting purposes. Thus, for the purposes of preparing the consolidated financial statements of Telecom Argentina as of September 30, 2018: i) the comparative figures as of December 31, 2017 and September 30, 2017 correspond to those that arise from the consolidated financial statements of Cablevisión at their respective dates; and ii) the corresponding information for the nine-month period ended September 30, 2018, incorporates on the basis of figures corresponding to Cablevisión, the effect of the application of Telecom Argentina’s method of acquisition at its fair value in accordance with the IFRS 3 guidelines (see Financial Table No. 3) and the operations of Telecom Argentina as of January 1, 2018. On the other hand, in order to ease the understanding and analysis of the earnings evolution by its users, additional tables of the income statements are included, exposing on pro forma basis the comparative figures for 9M17 as if the merger between Telecom and Cablevisión had been effective during that period. The variations of results vs. 9M17 identified in this press release emanate from the comparison with the aforementioned “pro forma” information (see Financial Tables No 6, No 7, No 10, No 11, No 14 and No 15).

▪     Consolidated Revenues amounted to P$99,494 million in 9M18 (+29.3% vs. 9M17); of which Service Revenues reached P$91,910 million (+29.3% vs. 9M17). Considering the breakdown of Service Revenues, Mobile Services amounted P$34,511 million (+18.3% vs. 9M17); Internet Services totaled P$22,448 million (+32.6% vs. 9M17), while Cable TV Services and Fixed Telephony and Data Services amounted to P$21,417 million (+42.6% vs. 9M17) and P$13,086 million (+36.4% vs. 9M17), respectively.

▪     Mobile subscribers in Argentina: 18.9 million in 9M18, while Cable TV subscribers and Broadband accesses totaled 3.5 million and 4.1 million, respectively.

▪     Mobile Internet revenues of Personal in Argentina increased 41.2% vs. 9M17; reaching 59.1% participation in Service Revenues.

▪     Mobile ARPU of Personal in Argentina in 9M18 increased to P$170.4 per month in 9M18 (+22.6% vs. 9M17).

▪     Broadband ARPU reached P$604.8 per month in 9M18 (+34.9% vs. 9M17). Monthly churn was 1.9% in 9M18.

▪     Cable TV ARPU increased to P$674.9 per month in 9M18 (+26.9% vs. 9M17).

▪     Consolidated Operating costs -including D&A and impairment of PP&E- totaled P$79,550 million in 9M18 (+26.1% vs. 9M17).

▪     Operating Income before Depreciation and Amortization reached P$35,196 million in 9M18 (+36.4% vs. 9M17), 35.4% of Consolidated Revenues.

▪     Net Loss amounted to P$18,540 million in 9M18. Net Loss attributable to the Controlling Company amounted to P$18,589 million during the same period. The mentioned Net Loss mainly reflects the impact of FX losses over financial results, partially offset by the growth in Operating Income before D&A.

▪     Capex reached P$24,046 million in 9M18, equivalent to 24.2% of Consolidated Revenues.

▪     Net Financial Debt Position: P$67,901 million in 9M18.

*Unaudited non financial data

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	As of September, 30
(in million P$, except where noted)**	2018	2017	Δ $	Δ %
Consolidated Revenues	99,494	76,920	22,574	29.3%
Operating Income before D&A	35,196	25,807	9,389	36.4%
Operating Income	19,944	13,854	6,090	44.0%
Net (Loss) Income attributable to Controlling Company	(18,589)	7,571	(26,160)	-
Shareholders’ equity attributable to Controlling Company	108,000	n.a.	-	-
Net Financial Position - (Debt) / Cash	(67,901)	n.a.	-	-
CAPEX *	24,046	16,082	7,964	49.5%
Fixed lines in service (in thousand lines)	3,617	3,838	(221)	-5.8%
Mobile customers (in thousand)	21,232	22,362	(1,130)	-5.1%
Personal (Argentina)	18,484	19,030	(546)	-2.9%
Nextel (Argentina)	381	855	(474)	-55.4%
Núcleo (Paraguay) -including Wimax customers-	2,368	2,477	(109)	-4.4%
Broadband accesses (in thousand)	4,106	4,034	72	1.8%
Cable TV Suscribers (in thousand)	3,488	3,508	(20)	-0.6%
Argentina	3,345	3,364	(19)	-0.6%
Uruguay	143	144	(1)	-0.7%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	236.6	145.6	91.0	62.5%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$)	170.4	139.0	31.5	22.6%
Average Revenue per user (ARPU) Broadband (in P$) ***	604.8	448.3	156.6	34.9%
Average Revenue per user (ARPU) Cable TV (in P$)	674.9	531.7	143.2	26.9%

*(Unaudited information - figures as of 9M17 calculated as the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX)

**(Figures may not sum up due to rounding)

***(Calculated considering the average subscriber bases according to the billing criteria of each product)

Buenos Aires, November 7, 2018 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Loss of P$18,540 million for the nine-month period ended September 30, 2018, a decrease of P$26,182 million when compared to 9M17. Net loss attributable to the Controlling Company amounted to P$18.589 million (-P$26,160 million vs. 9M17).

	9M18	9M17	Δ $	Δ %
Consolidated Revenues (MMP$)	99,494	76,920	22,574	29.3%
Net (Loss) Income attributable to Controlling Company (MMP$)	(18,589)	7,571	(26,160)	-
(Losses) Earnings attributable to Controlling Company per Share (P$)	(8.6)	3.5	(12.1)
(Losses) Earnings attributable to Controlling Company per ADR (P$)	(43.2)	17.6	(60.7)
Operating Income before D&A *	35.4%	33.6%
Operating Income *	20.0%	18.0%
Net (Loss) Income*	-18.6%	9.9%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to 2,153,688,011 as of 9M18 and 9M17

During 9M18, Consolidated Revenues increased by 29.3% to P$99,494 million (+P$22,574 million vs. 9M17), mainly driven by Cable TV Services, Internet Services and Mobile Services. Moreover, Operating Income reached P$19,944 million (+P$6,090 million or +44.0% vs. 9M17).

Consolidated Operating Revenues Mobile Services As of September 30, 2018, mobile clients amounted to 21.2 million.

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In 9M18, mobile services revenues represented P$34,511 million (+18.3% vs. 9M17). The commercial strategy was focused on promoting the consumption of mobile internet services through an update of the integrated offer of plans suitable for all market segments.

Mobile Services in Argentina

As of September 30, 2018, Personal reached 18.5 million subscribers in Argentina, where postpaid clients represented 38% of the subscriber base.

In 9M18, service revenues of Personal in Argentina (excluding equipment sales) amounted to P$29,480 million (+16.7% vs. 9M17), with 59.1% corresponding to mobile internet revenues (vs. 48.9% as in 9M17), as mobile internet revenues amounted to P$17,437 million (+41.2% vs. 9M17). In addition, equipment sales increased by 37.7% vs. 9M17, reaching P$7,230 million, equivalent to 19.7% of total revenues of Personal in Argentina.

The average monthly revenue per user (‘ARPU’) of Personal in Argentina amounted to P$170.4 during 9M18 (+22.6% vs. 9M17).

As of September 30, 2018, Nextel IDEN subscriber base reached approximately 0.4 million subscribers, where postpaid clients represented 80% of the subscriber base and prepaid clients represented the remaining 20%.

Commercial Initiatives

During the third quarter of 2018, Personal introduced its WiFi Calling service for mobile customers, which allows the client to make and receive calls using any Wi-Fi network in the world as if it was a local voice call.

Regarding infrastructure, Personal continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G + network throughout Argentina, which currently covers more than 1,500 locations from La Quiaca to Ushuaia, and reaching more than 11.7 million customers with 4G devices throughout the country. Customers experience an average browsing speed that exceeds 20 Mbps, standing out as the fastest network in the country.

Personal in Paraguay (‘Núcleo’)

As of September 30, 2018, Núcleo’s subscriber base reached around 2.4 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$3,678 million during 9M18 (+79.7% vs. 9M17). Internet revenues amounted to P$1,632 million (+75.3% vs. 9M17) representing 44.4% of 9M18 service revenues (vs. 45.5% in 9M17).

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Cable TV Services

Cable TV service revenues reached P$21,417 million in 9M18 (+42.6% vs. 9M17). This increase was mainly explained by an upselling of value added services combined with price adjustments. Cable TV subscribers totaled almost 3.5 million, while the Cable TV ARPU reached P$674.9 during 9M18, rising +26.9% vs. 9M17. Moreover, average monthly churn during 9M18 was 1.4%.

In the third quarter of 2018, Cablevisión continued to add featured titles to its on-demand content grid, being the most relevant the co-production Rizhoma Hotel, Naturaleza Salvaje and Pasado de Copas.

In addition, Telecom Argentina and Sony Pictures formalized an agreement to acquire content directly in Argentina, in order to offer more entertainment options to the customers, thus continuing to complete the Flow offer according to the their preferences.

Moreover, in August Cablevisión incorporated satellite technology to its offer in Uruguay in the cities of Montevideo, Canelones and San José, following a process of technological evolution that will allow adding more high definition channels to its programming and, in the near future, new value added services.

Fixed Telephony and Data Services

During 9M18, revenues generated by fixed telephony and data reached P$13,086 million in 9M18, +36.4% vs. 9M17. The increase in fixed telephony services was mainly explained by monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (‘ARBU’) of fixed telephony reached P$236.6 in 9M18, +62.5% vs. 9M17.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/U$S exchange rate and due to the increase in the number of clients, generated in a context that evidences the growing position of Telecom as an integrated ICT provider.

In this sense, FiberCorp, Personal and Telecom presented their unified portfolio of products and services for companies. The portfolio for SMEs includes solutions for Connectivity, Communications, IoT, Cloud and Video & Media, while for Large Clients Datacenter and Security services are added to the aforementioned offer.

Internet Services Internet services revenues totaled P$22,448 million during 9M18, +32.6% vs. 9M17. As of September 30, 2018, total broadband accesses increased to more than 4.1 million

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(+1.8% vs. 9M17). Additionally, broadband ARPU amounted to P$604.8 per month in 9M18 (+34.9% vs. 9M17). Moreover, the average monthly churn rate for the period was 1.9%. On the other hand, clients with service of 20Mb or higher currently represent 34% of the total customer base as of 9M18.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$79,550 million in 9M18, an increase of P$16,484 million, or +26.1% vs. 9M17 (including D&A and impairment of PP&E). Continuing with the trend observed during the lasts quarters, this overall increase is below inflation levels and moreover Revenue growth, which allowed a significant increase in the Company’s Operating Income before D&A and to improve its margin. This was a result of a higher level of efficiency achieved in the cost structure. Higher costs are mainly associated to the effect of higher revenues, a highly competitive environment in the mobile, cable TV and broadband businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in costs of services contracted with suppliers, higher programming and content costs due the incorporation of broadcasting signals of football matches.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$17,596 million (+22.8% vs. 9M17), mainly impacted by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. Finally, total employees at the end of 9M18 amounted to 25,775 (vs. 26,975 in 9M17).

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) amounted to P$3,203 million, +16.8% vs. 9M17. This increase is mostly explained by higher TLRD costs.

- Fees for services, maintenance, materials and supplies amounted to P$9,245 million (+12.3% vs. 9M17), mainly due to increases in fees for services, mostly related to call centers and higher professional generated by a higher level of activity fees driven mainly by new Company projects and by services linked to operational management in general. There were also higher technical maintenance costs and higher hardware and software maintenance costs due to price increases, the U$S FX fluctuations and the higher level of activity.

- Taxes and fees with regulatory authorities reached P$8,009 million (+30.2% vs. 9M17). The increase was mainly due to the growth in revenues.

- Commissions and advertising (Commissions paid to agents, prepaid card distribution commissions and others) totaled P$6,333 million (+28.8% vs. 9M17). The increase is mostly due to higher fees paid in favor of commercial channels and collection fees.

- Cost of handsets sold totaled P$5,370 million (+9.1% vs. 9M17); this increase was mainly associated with an increase in the average unit cost, partially offset by a decrease in the quantities sold.

- Programming and content costs totaled P$7,144 million (+56.5% vs. 9M17), largely due

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to the incorporation of the cost of signals to broadcast live football matches of the first division of the Argentine Football Association, price increases and fluctuation of the P$/U$S exchange rate.

- Depreciation, amortization and impairment of PP&E amounted P$15,252 million (+27.6% vs. 9M17). Depreciations of PP&E totaled P$12,184 million, amortizations of intangible assets reached P$2,799 million, while the losses of PP&E reached P$191 million and the impairment of PP&E P$78 million. The higher charge is mostly due to a greater amortization and depreciation of PP&E and intangibles, corresponding to higher values allocated to the aforementioned assets resulting from the acquisition method under IFRS 3.

- Other Costs totaled P$7,398 million (+40.7% vs. 9M17), of which bad debt expenses reached P$1,990 million (+52.6% vs. 9M17), and whose increase is mainly due to the impact generated by the application as of the FY2018 of IFRS 9, as well as other operating costs that totaled P$5,408 million (36.7% vs. 9M17).

Net Financial Results

The Net Financial Results (including Financial Costs on Debt and Other Financial Results, net) showed a loss of P$47,218 million, compared with a loss of P$2,281 million in 9M17. The result was mainly due to FX losses of P$45,864 million (compared with a loss of P$1,387 million in 9M17), mostly due to the strong depreciation of the peso during the 9M18, followed by net interest losses of P$1,908 million (representing a greater loss of P$1,858 million vs. 9M17), which are partially offset by gains on investments of P$1,491million (that generated greater earnings of P$1,517 million vs. 9M17).

Consolidated Net Financial Debt

As of September 30, 2018, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$67,901 million, increasing when compared to the consolidated net financial debt position as of December 31, 2017 (calculated as the sum of consolidated net financial debt positions of Telecom Argentina and Cablevisión, which was P$9,580 million).

in million of P$	9M17	9M18	$ Var
FX results	-$1,387	-$45,864	-$44,477
Net Interests	-$ 50	-$ 1,908	-$ 1,858
Gains on investments	-$ 26	$ 1,491	$ 1,517
Others	-$ 818	-$ 937	-$ 119
Total	-$ 2,281	-$ 47,218	-$ 44,937

Capital Expenditures

During 9M18, the Company invested P$24,046 million, increasing approximately 49.5% from the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX as of 9M17, focusing on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as

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an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, CAPEX reached 24.2% of consolidated revenues.

As part of its infrastructure deployment strategy, during the last months Telecom has made several agreements in the interior of the country and in the Buenos Aires metropolitan area, in order to expand its access network and improve the speed and capacity of mobile connections, thus boosting the navigation experience for the clients. Among the most relevant agreements are those reached with the city of Santa Fe (Santa Fe province), the province of Jujuy, and the municipalities of Ezeiza and Lomas de Zamora (Buenos Aires metropolitan area).

Relevant Matters

Merger by absorption of Cablevisión S.A. (Absorbed Company) into Telecom Argentina S.A. (Surviving Company). Registration in the Inspección General de Justicia.

On September 4, 2018, Telecom Argentina was informed that both the Merger between Telecom Argentina as Surviving Company and Cablevisión S.A. as Absorbed Company, and the dissolution without liquidation of the latter, were registered in the Public Registry of Commerce under the responsibility of the Inspección General de Justicia on August 30, 2018.

Other Relevant Matters

New syndicated loan and partial prepayment of the syndicated loan agreement celebrated in February 2018.

On October 8, Telecom Argentina S.A. took due notice of the acceptance by Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A, established in the Republic of Argentina, as onshore custody agent, of the offer to enter into a loan agreement delivered by the Company for an amount of up to U$S 500,000,000 (which may be increased, in accordance with the terms and conditions thereof) and with a 48-month tenor (the “Loan”).

On October 17, 2018 the Company requested a disbursement in the framework of the Loan, for an amount of U$S 500,000,000. Those funds were used to partially prepay the syndicated loan agreement by the Company on February 2, 2018, for an amount of up to U$S 1,000,000,000 and with a 12-month tenor (the “Original Loan”). For its part, the disbursed amount will accrue compensatory interest at a rate per annum equal to LIBOR plus the following margin: 4.50 percentage points during the first year as from the borrowing date, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the borrowing date to the expiration date; and will be payable quarterly, in arrears.

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Additionally, as a condition precedent to the execution of the Loan, the Company and the remaining parties to the Original Loan agreed to amend certain terms of the Original Loan, including a mandatory prepayment of an amount of at least U$S 100,000,000 so that the outstanding aggregate principal amount under the Original Loan, after taking into account any prepayment made with the proceeds from the Loan, does not exceed U$S 400,000,000 on the date of receipt of such advances. The aforementioned mandatory prepayment was executed on October 17, 2018.

International Finance Corporation (IFC) Loan

On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities, Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with the purpose of financing investment needs, working capital and refinancing of liabilities for an amount up to U$S 350 million.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of November 7, 2018, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin	Luis F. Rial Ubago	Nahuel Monsalvo
(5411) 4968 3752	(5411) 4968 3718	(5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

www.nextel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

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TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2018

(In million of Argentine pesos)

1-             Consolidated Balance Sheet

	09/30/18	12/31/17
Cash and cash equivalents	9,737	4,414
Financial Investments	7,978	110
Trade receivables	12,953	1,753
Other Receivables	4,532	828
Inventories	2,831	83
Total current assets	38,031	7,188
Financial Investments	5,264	-
Trade receivables	63	-
Goodwill	64,073	4,109
Property, plant and equipment (‘PP&E’)	97,513	22,080
Intangible assets	42,180	2,368
Other Receivables	1,761	531
Total non-current assets	210,854	29,088
TOTAL ASSETS	248,885	36,276
Trade payables	24,157	3,886
Financial debt	52,734	937
Salaries and social security payables	4,568	1,751
Taxes payables	1,833	1,858
Dividend Payable	-	4,078
Other liabilities	1,595	103
Provisions	491	-
Total current liabilities	85,378	12,613
Trade payables	1,279	-
Financial debt	38,146	9,907
Salaries and social security payables	245	-
Deferred income tax liabilities	8,582	266
Taxes payables	29	3
Other liabilities	915	134
Provisions	3,380	1,092
Total non-current liabilities	52,576	11,402
TOTAL LIABILITIES	137,954	24,015

Equity attributable to Controlling Company	108,000	11,694
Non-controlling interest	2,931	567
TOTAL EQUITY	110,931	12,261
TOTAL LIABILITIES AND EQUITY	248,885	36,276

2-             Consolidated Loans

	09/30/18	12/31/17
Bank overdrafts - principal	187	-
Bank and other financial institutions loans - principal	46,316	52
Notes - principal	2,227	-
Accrued interest and related expenses	2,684	29
For purchase of equipment	1,320	852
Companies under Section 33 - Law 19,550 and related parties	-	4
Total Current Loans	52,734	937
For purchase of equipment	1,034	465
Notes - principal	20,604	9,325
Bank and other financial institutions loans - principal	14,978	142
Accrued interest and related expenses	1,530	(25
Total Non Current Loans	38,146	9,907
Total Loans	90,880	10,844

Cash and cash equivalents, and Financial Investments	22,979	4,524
Net Financial Position - Cash (Debt)	(67,901)	(6,320)

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TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2018

(In million of Argentine pesos)

3-    Effect of Business Combination - over Assets, Liabilities, Equity and Income

	Telecom	Adjustments	NIIF 3	Total
	(acquired	on Income of	Merger	indentifiable
	Company)	Previous FY’s	Effect	net assets,
				inc. as of
	(1)	(2)	(3)	01.01.2018
ASSETS CURRENT ASSETS
Cash and cash equivalents	2,831	-	-	2,831
Trade receivables	8,636	157	(656)	(4) 8,137
Other current assets	6,771	-	32	(4) 6,803
Total current assets	18,238	157	(624)	17,771
NON CURRENT ASSETS
Deferred income tax assets	626	-	(624)	2
Investments	2,657	-	3	2,660
Goodwill	2	-	59,653	59,655
Property, plant and equipment (‘PP&E’)	28,538	-	34,209	(4) 62,747
Intangible assets	7,096	(85)	33,175	40,186
Other non current assets	431	125	(125)	(4) 431
Total non currents assets	39,350	40	126,291	165,681
Total assets	57,588	197	125,667	183,452
LIABILITIES
CURRENT LIABILITIES
Total current liabilities	21,987	-	7	21,994
NON CURRENT LIABILITIES
Deferred income tax liabilities	48	83	16,610	16,741
Other non current liabilities	11,674	-	18	11,692
Total non current liabilities	11,722	83	16,628	28,433
Total Liabilities	33,709	83	16,635	50,427
EQUITY
Capital Stock - Outstanding Shares	969	-	(15)	954
Inflation Adjustment – Outstanding Shares	2,646	-	-	2,646
Capital Stock - Treasury Shares	15	-	-	15
Inflation Adjustment – Treasury Shares	42	-	-	42
Treasury shares acquisition cost	(461)	-	-	(461)
Merger Premium	-	-	109,469	109,469
Legal reserve	734	-	-	734
Special reserve for IFRS implementation	351	-	-	351
Voluntary reserve for investments in capital stock	461	-	-	461
Reserve for future cash dividend payments	9,730	-	-	9,730
Other comprehensive income	972	-	(972)	-
Cost of equity interest increase in controlled companies	(3)	-	3	-
Retained earnings	7,630	128	-	7,758
Equity attributable to Telecom Argentina	23,086	128	108,485	131,699
Equity attributable to non-controlling interest	793	(14)	547	1,326
TOTAL EQUITY	23,879	114	109,032	133,025
TOTAL LIABILITIES AND EQUITY	57,588	197	125,667	183,452

(1) According to the consolidated financial statements of Telecom as of December 31, 2017, approved by the Board of Directors of the Company on March 7, 2018. P$2MM

of Tuves Paraguay’s goodwill was reclassified from intangible assets to goodwill.

(2) Adjustment to results of previous fiscal years corresponding to initial balances of Telecom Argentina prior to the merger in application of IFRS 9 and IFRS 15 as of fiscal year 2018.

(3) Adjustments to the book value of the net assets of Telecom to fair value in accordance with IFRS 3.

(4) Fair value estimations are net of provisions for P$1,677 million, which are deducted from assets.

Impact of greater asigned value over consolidated income	Three month period	Nine month period
statements	ended September	ended September
	30, 2018	30, 2018
Revenues	(5)	(16)
Operating costs before D&A	(27)	(127)
Operating income before D&A	(32)	(143)
Depreciation, amortization (‘D&A’) and impairment of PP&E	(1,852)	(5,049)
Operating income	(1,884)	(5,192)
Finance results, net	9	24
Net (loss) income before income tax expense	(1,875)	(5,168)
Income tax expense	562	1,550
Net (loss) Income	(1,313)	(3,618)
Controlling Company	(1,300)	(3,579)
Attributable to non controlling interest	(13)	(39)

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2018
(In million of Argentine pesos)

4-	Consolidated Income Statements - as reported in FFSS
		09/30/18	09/30/17

	Revenues	99,494	29,778
	Consolidated Operating Costs	(79,550)	(21,344)
	Operating income	19,944	8,434
	Net Financial results and results of equity in earnings from associates	(47,089)	(1,473)
	Net (loss) income before income tax expense	(27,145)	6,961
	Income tax expense	8,605	(2,405)
	Net (loss) income	(18,540)	4,556

	Attributable to:
	Controlling Company	(18,589)	4,503
	Non-controlling interest	49	53

	Operating income before D&A	35,196	11,274
	As % of Revenues	35.4%	37.9%

	Net Financial results	09/30/18	09/30/17
	Financial expenses on debt
	Interest on debt	(2,540)	(479)
	Exchange differences on debt	(45,546)	(854)
	Other financial expenses	106	46
	Total financial expenses on debt	(47,980)	(1,287)
	Other financial results, net Interest and gains on investments	1,073	97
	Taxes and bank expenses	(1,002)	(364)
	Exchanges differences on cash and cash equivalents	2,862	19
	Exchanges differences from other items	(3,180)	3
	Financial discounts on assets, debts and diverse	1	13
	Results for operations with notes and bonds	1,491	(26)
	Interest on provisions	(441)	(31)
	Quinquennial financial costs	(43)	-
	Others	1	(13)
	Total other financial results, net	762	(302)
	Total net financial results	(47,218)	(1,589)

5-	Consolidated Income Statements - as reported in FFSS
	Three Months Comparison	09/30/18	09/30/17

	Revenues	35,315	10,545
	Consolidated Operating Costs	(29,025)	(7,804)
	Operating income	6,290	2,741
	Net Financial results and results of equity in earnings from associates	(26,333)	(657)
	Net (loss) income before income tax expense	(20,043)	2,084
	Income tax expense	6,375	(700)
	Net (loss) income	(13,668)	1,384

	Attributable to:
	Controlling Company	(13,677)	1,364
	Non-controlling interest	9	20

	Operating income before D&A	11,900	3,748
	As % of Revenues	33.7%	35.5%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2018
(In million of Argentine pesos)

6-        Consolidated Income Statements - Pro Forma

	09/30/18	09/30/17	Δ $	Δ %

Revenues	99,494	76,920	22,574	29.3%
Consolidated Operating Costs	(79,550)	(63,066)	(16,484)	26.1%
Operating income	19,944	13,854	6,090	44.0%
Net Financial results and results of equity in earnings from associates	(47,089)	(2,165)	(44,924)	-
Net (loss) income before income tax expense	(27,145)	11,689	(38,834)	-
Income tax expense	8,605	(4,047)	12,652	-
Net (loss) income	(18,540)	7,642	(26,182)	-

Attributable to:
Controlling Company	(18,589)	7,571	(26,160)	-
Non-controlling interest	49	71	(22)	-31.0%

Operating income before D&A	35,196	25,807	9,389	36.4%
As % of Revenues	35.4%	33.6%

Net Financial results	09/30/18	09/30/17	Δ $	Δ%
Financial expenses on debt
Interest on debt	(2,540)	(1,111)	(1,429)	128.6%
Exchange differences on debt	(45,546)	(1,487)	(44,059)	-
Other financial expenses on debt	106	46	60	130.4%
Total financial expenses on debt	(47,980)	(2,552)	(45,428)	-
Other financial results, net
Interest and gains on investments	1,073	1,329	(256)	-19.3%
Taxes and bank expenses	(1,002)	(804)	(198)	24.6%
Exchanges differences on cash and cash equivalents	2,862	29	2,833	-
Exchanges differences from other items	(3,180)	71	(3,251)	-
Financial discounts on assets, debts and diverse	1	13	(12)	-92.3%
Results for operations with notes and bonds	1,491	(26)	1,517	-
Interest on provisions	(441)	(268)	(173)	64.6%
Quinquennial financial costs	(43)	(35)	(8)	22.9%
Others	1	(38)	39	-102.6%
Total other financial results, net	762	271	491	181.2%
Total net financial results	(47,218)	(2,281)	(44,937)	-

7-             Consolidated Income Statements - Pro Forma

Three Months Comparison	09/30/18	09/30/17	Δ $	Δ %

Revenues	35,315	27,215	8,100	29.8%
Consolidated Operating Costs	(29,025)	(22,481)	(6,544)	29.1%
Operating income	6,290	4,734	1,556	32.9%
Net Financial results and results of equity in earnings from associates	(26,333)	(821)	(25,512)	-
Net (loss) income before income tax expense	(20,043)	3,913	(23,956)	-
Income tax expense	6,375	(1,332)	7,707	-
Net (loss) income	(13,668)	2,581	(16,249)	-

Attributable to:
Controlling Company	(13,677)	2,543	(16,220)	-
Non-controlling interest	9	38	(29)	-76.3%

Operating income before D&A	11,900	8,759	3,141	35.9%
As % of Revenues	33.7%	32.2%

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TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2018
(In million of Argentine pesos)

8-             Breakdown of the Income Statements - as reported in FFSS

	09/30/18	09/30/17
REVENUES FROM SERVICES	91,910	29,585
Mobile Services	34,511	1,865
Internet Services	22,448	11,308
Cable TV Services	21,417	15,022
Fixed Telephony and Data Services	13,086	998
Other revenues from services	448	392
REVENUES FROM EQUIPMENT SALES	7,584	193

REVENUES	99,494	29,778

9-             Breakdown of the Income Statements - as reported in FFSS

Three Months Comparison	09/30/18	09/30/17
REVENUES FROM SERVICES	32,777	10,506
Mobile Services	12,113	628
Internet Services	8,013	4,580
Cable TV Services	7,545	4,911
Fixed Telephony and Data Services	4,839	292
Other revenues from services	267	95
REVENUES FROM EQUIPMENT SALES	2,538	39

REVENUES	35,315	10,545

10-      Breakdown of the Income Statements - Pro Forma

	09/30/18	09/30/17	Δ $	Δ %
REVENUES FROM SERVICES	91,910	71,110	20,800	29.3%
Mobile Services	34,511	29,176	5,335	18.3%
Internet Services	22,448	16,929	5,519	32.6%
Cable TV Services	21,417	15,022	6,395	42.6%
Fixed Telephony and Data Services	13,086	9,591	3,495	36.4%
Other revenues from services	448	392	56	14.3%
REVENUES FROM EQUIPMENT SALES	7,584	5,810	1,774	30.5%

REVENUES	99,494	76,920	22,574	29.3%

11-      Breakdown of the Income Statements - Pro Forma

Three Months Comparison	09/30/18	09/30/17	Δ $	Δ %
REVENUES FROM SERVICES	32,777	25,013	7,764	31.0%
Mobile Services	12,113	10,180	1,933	19.0%
Internet Services	8,013	6,092	1,921	31.5%
Cable TV Services	7,545	4,911	2,634	53.6%
Fixed Telephony and Data Services	4,839	4,001	838	20.9%
Other revenues from services	267	-171	438	-
REVENUES FROM EQUIPMENT SALES	2,538	2,202	336	15.3%

REVENUES	35,315	27,215	8,100	29.8%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2018

(In million of Argentine pesos)

12-	Consolidated Income Statements - as reported in FFSS

		09/30/18	09/30/17
	Revenues	99,494	29,778
	Employee benefit expenses and severance payments	(17,596)	(5,166)
	Interconnection and transmission costs	(3,203)	(554)
	Fees for services, maintenance, materials and supplies	(9,245)	(3,365)
	Taxes and fees with the regulatory authority	(8,009)	(2,181)
	Commissions and advertising	(6,333)	(1,462)
	Cost of equipments and handsets	(5,370)	(253)
	Programming and content costs	(7,144)	(3,874)
	Bad debt expenses	(1,990)	(384)
	Other operating income and expenses	(5,408)	(1,265)
	Subtotal Operating costs before D&A	(64,298)	(18,504)
	Operating income before D&A	35,196	11,274
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(15,252)	(2,840)
	Operating income	19,944	8,434
	Equity in earnings from associates	129	116
	Financial expenses on debt	(47,980)	(1,287)
	Other financial results, net	762	(302)
	Net (loss) income before income tax expense	(27,145)	6,961
	Income tax expense	8,605	(2,405)
	Net (loss) Income	(18,540)	4,556
	Attributable to:
	Controlling Company	(18,589)	4,503
	Non-controlling interest	49	53

13-	Consolidated Income Statements - as reported in FFSS Three Months Comparison

		09/30/18	09/30/17
	Revenues	35,315	10,545
	Employee benefit expenses and severance payments	(6,542)	(1,935)
	Interconnection and transmission costs	(1,229)	(198)
	Fees for services, maintenance, materials and supplies	(3,550)	(1,220)
	Taxes and fees with the regulatory authority	(2,774)	(769)
	Commissions and advertising	(2,299)	(587)
	Cost of equipments and handsets	(1,774)	(98)
	Programming and content costs	(2,615)	(1,387)
	Bad debt expenses	(717)	(132)
	Other operating income and expenses	(1,915)	(471)
	Subtotal Operating costs before D&A	(23,415)	(6,797)
	Operating income before D&A	11,900	3,748
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(5,610)	(1,007)
	Operating income	6,290	2,741
	Equity in earnings from associates	38	38
	Financial expenses on debt	(26,580)	(549)
	Other financial results, net	209	(146)
	Net (loss) income before income tax expense	(20,043)	2,084
	Income tax expense	6,375	(700)
	Net (loss) Income	(13,668)	1,384
	Attributable to:
	Controlling Company	(13,677)	1,364
	Non-controlling interest	9	20

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TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2018

(In million of Argentine pesos)

14-	Consolidated Income Statements - Pro Forma

		09/30/18	09/30/17	Δ $	Δ %
	Revenues	99,494	76,920	22,574	29.3%
	Employee benefit expenses and severance payments	(17,596)	(14,324)	(3,272)	22.8%
	Interconnection and transmission costs	(3,203)	(2,743)	(460)	16.8%
	Fees for services, maintenance, materials and supplies	(9,245)	(8,234)	(1,011)	12.3%
	Taxes and fees with the regulatory authority	(8,009)	(6,150)	(1,859)	30.2%
	Commissions and advertising	(6,333)	(4,916)	(1,417)	28.8%
	Cost of equipments and handsets	(5,370)	(4,923)	(447)	9.1%
	Programming and content costs	(7,144)	(4,564)	(2,580)	56.5%
	Bad debt expenses	(1,990)	(1,304)	(686)	52.6%
	Other operating income and expenses	(5,408)	(3,955)	(1,453)	36.7%
	Subtotal Operating costs before D&A	(64,298)	(51,113)	(13,185)	25.8%
	Operating income before D&A	35,196	25,807	9,389	36.4%
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(15,252)	(11,953)	(3,299)	27.6%
	Operating income	19,944	13,854	6,090	44.0%
	Equity in earnings from associates	129	116	13	11.2%
	Financial expenses on debt	(47,980)	(2,552)	(45,428)	-
	Other financial results, net	762	271	491	181.2%
	Net (loss) income before income tax expense	(27,145)	11,689	(38,834)	-
	Income tax expense	8,605	(4,047)	12,652	-
	Net (loss) Income	(18,540)	7,642	(26,182)	-
	Attributable to:
	Controlling Company	(18,589)	7,571	(26,160)	-
	Non-controlling interest	49	71	(22)	-31.0%

15-	Consolidated Income Statements - Pro Forma Three Months Comparison
		09/30/18	09/30/17	Δ $	Δ %
	Revenues	35,315	27,215	8,100	29.8%
	Employee benefit expenses and severance payments	(6,542)	(5,215)	(1,327)	25.4%
	Interconnection and transmission costs	(1,229)	(917)	(312)	34.0%
	Fees for services, maintenance, materials and supplies	(3,550)	(3,072)	(478)	15.6%
	Taxes and fees with the regulatory authority	(2,774)	(2,156)	(618)	28.7%
	Commissions and advertising	(2,299)	(1,759)	(540)	30.7%
	Cost of equipments and handsets	(1,774)	(1,972)	198	-10.0%
	Programming and content costs	(2,615)	(1,611)	(1,004)	62.3%
	Bad debt expenses	(717)	(377)	(340)	90.2%
	Other operating income and expenses	(1,915)	(1,377)	(538)	39.1%
	Subtotal Operating costs before D&A	(23,415)	(18,456)	(4,959)	26.9%
	Operating income before D&A	11,900	8,759	3,141	35.9%
	Depreciation, amortization (‘D&A’) and impairment of PP&E	(5,610)	(4,025)	(1,585)	39.4%
	Operating income	6,290	4,734	1,556	32.9%
	Equity in earnings from associates	38	38	—	-
	Financial expenses on debt	(26,580)	(1,045)	(25,535)	-
	Other financial results, net	209	186	23	-
	Net (loss) income before income tax expense	(20,043)	3,913	(23,956)	-
	Income tax expense	6,375	(1,332)	7,707	-
	Net (loss) Income	(13,668)	2,581	(16,249)	-
	Attributable to:
	Controlling Company	(13,677)	2,543	(16,220)	-
	Non-controlling interest	9	38	(29)	-76.3%

16	www.telecom.com.ar